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                                  EXHIBIT 99.1

                                  Press Release


                BAAN COMPANY ANNOUNCES PROGRESS ON KEY CORPORATE
                 INITIATIVES AND EXPECTED FOURTH QUARTER RESULTS

                 Baan Company Acquires Baan Midmarket Solutions

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     BARNEVELD, THE NETHERLANDS AND RESTON, VIRGINIA, USA -- JANUARY 20, 1999 --
BAAN COMPANY N.V. (ASE: BAAN, NASDAQ: BAANF), a global provider of business software, announced today that it will report revenues of approximately $142 million and a net loss of $250 million, or ($1.22) loss per share, for its fiscal fourth quarter ended December 31, 1998. These results reflect decisions made in response to the significant changes in the market environment identified by the Company 100 days ago. In response to those market changes, the Company embarked on an aggressive restructuring plan and moved forward with plans to clarify its relationship with Vanenburg Ventures B.V., the Company's largest shareholder. The Company today announced progress on these two initiatives and provided perspective on the Company's recently completed fourth quarter where, despite the identified challenges, the Company generated approximately $100 million of new license contract commitments in 567 customer transactions.

     The restructuring plan includes previously announced personnel reductions, office closures, sale of businesses and write down of certain assets. Non-recurring charges for these activities will account for approximately $160 million of the quarterly loss.

     Additionally, changes in market dynamics from the first half of the year led the Company to conclude that indirect license sales are likely to grow more slowly in the near term, prompting a decision to reduce revenue in the fourth quarter by approximately $50 million. This represents the value of license revenue to Baan Company for product sold to indirect channel distributors/resellers which had not been sold through to end-users as of the end of the third quarter 1998. This consists of approximately $17 million that was sold through to end-users during the fourth quarter, but not recognized as revenue by the Baan Company during the fourth quarter. The remaining inventory in the channel of approximately $33 million was reversed from fourth quarter revenue and recorded as deferred revenue in the quarter. The total impact of the non-recurring charges and revenue reduction combine to account for approximately $210 million of the loss for the fourth quarter.

     To clarify the Company's relationship with Vanenburg Ventures, the Company announced three steps.

o First, Baan Company has purchased the core assets of Baan Midmarket Solutions, which is the entity that re-sells the Company's products into the indirect channel. The Baan Company will

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     pay $2 million cash up front plus 15 percent of net revenues from the Baan
     Company reseller channel over the next three years, with a minimum guaranty of approximately $32 million and a maximum cap of $80 million. Credit Suisse First Boston has issued a fairness opinion as to the fairness from a financial point of view to the Baan Company of the consideration being paid for BMS. The Company's intent is that beginning in the first quarter of 1999, the Baan Company will have no related party license revenue. In addition, as part of this purchase, the "Baan" name is being eliminated from all Vanenburg Venture activities, and Vanenburg entities will be making name changes accordingly. This structure further improves transparency of Baan Company operations.

o Second, the Company expects to call an extraordinary meeting of shareholders for the purpose of approving new members to the Supervisory Board. It is expected this meeting will be held prior to the end of March and that the Board will expand from its current three members to a more traditional level of approximately seven members going forward (which will include additional outside directors). Jan Baan, founder of Baan Company (and who with his brother Paul Baan exercise effective control over Vanenburg Ventures) previously announced that he has resigned from the Management Board of Baan Company. He also announced that he would not serve on the Supervisory Board of Directors.

o Third, the Company has entered into negotiations with Vanenburg Ventures regarding the purchase of other software companies owned by Vanenburg Ventures that license software to Baan Company for resale. It is expected that these transactions will occur prior to the end of the first quarter.

     Finally, the Baan Company has determined that its treatment of the recent acquisition of CAPS Logistics should be handled on a "purchase" versus a "pooling" basis. This change in accounting is due to the fact that Vanenburg Ventures' ownership of Baan Company has changed materially during the past 90 days from just above 39% to a level just under 25% today. This change in accounting treatment will likely lead to a reduction in third quarter results by approximately $10 million of transaction related expense and a $6 million reduction to the tax benefit recorded for the quarter. As a result, the operating results for the third quarter 1998 will reflect a loss of ($0.24) per share versus the ($0.16) loss per share as originally reported. The related amortization of goodwill to be recorded in the fourth quarter and future periods is expected to be about $3 million per quarter.

     "The fourth quarter was an opportunity to take aggressive steps to stabilize Baan's business and set the stage for restoring revenue growth and profitability," said Tom Tinsley, Baan Chairman and Chief Executive Officer. "In lowering our operating expenses to a level of about $200 million per quarter on a going forward basis, we feel we are ready to meet the short-term challenges that the change in market conditions has brought about. Further, through the continued strengthening of our balance sheet we believe we are in a good position to participate in the long-term attractiveness of the applications market."


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     The Company noted that its end of quarter cash balances was at $206 million and its deferred revenue increased by $55 million to a level of $162 million.
The cash position was aided by the recent investment of $75 million from Fletcher International, Ltd. which was announced earlier in January (with a potential commitment of an additional $150 million.) "At the end of 1997 our level of deferred revenue was $33 million. We are pleased to exit this restructuring phase with these levels of cash and deferred revenue.
Additionally, the charges that we have taken for the restructuring program and write-down of assets on the balance sheet have positioned us in a conservative manner going forward," said Tinsley.

     "While the fourth quarter proved to be difficult as we anticipated, we achieved a level of approximately $100 million in new license contracting commitments. Companies like Volvo, AT&T, Delta Airlines, SPX, KPN, GM-Opel and Usinor all made substantial commitments to utilizing Baan Company products and services during the fourth quarter. Additionally, we signed license agreements with 567 customers; of those 374 are new customer relationships," noted Tinsley.

     As part of the restructuring, Baan reduced its workforce by about 1250 employees in the quarter, bringing total headcount to about 4975 worldwide. Additionally, 50 offices were closed or consolidated, and fourteen businesses were sold during the quarter (or are in the process of being sold).

     Given the complexity of the restructuring, the purchase of BMS, and the accounting for the Caps Logistics transaction, the Company expects to delay its formal delivery of fourth quarter and year-end results. The Company has also created a special web page for investors to understand the different elements of the restructuring in greater detail. This website can be reached via at www.baan.com.

ABOUT BAAN COMPANY

     Founded in 1978, Baan Company is a leading global provider ofenterprise business software. Baan Company's comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation are in use at over 7,000 customer sites worldwide. Baan Company's products reduce complexity, improve core business processes, are faster to implement and use, more flexible in adapting to business changes and optimize the management of information throughout the entire value chain. Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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     For more information, please contact:

BAAN COMPANY INVESTOR RELATIONS:
Mark Wabschall
David Spille
Phone: +1.703.467.3201
       Or + 31.342.428.609
Email: mwabschall@baan.com
       dspille@baan.com

BAAN COMPANY PUBLIC RELATIONS:
George Thompson                                       Rinze Terluin
Fleishman-Hillard                                     Fleishman-Hillard
Phone: +1.202.215.0424                                Office: +31 20 487 4000
Email: thompsog@fleishman.com



     Certain statements in this press release are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in the Company's public filings, including Baan Company's Report on Form 6-K for its fiscal quarter ended June 30, 1998 and Baan Company's Report on Form 20-F for the 1997 fiscal year. Those documents are publicly on file with the U.S. Securities and Exchange Commission.

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other trade, product, or service names referenced in this release may be trademarks or registered trademarks of their respective holders.

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